

May 14, 2012

<u>Via E-Mail</u>
Kenneth Carter, CEO
Introbuzz
7816 Calico Flower Avenue
Las Vegas, Nevada 89128

>   **Re: Introbuzz**
>   **Amendment No. 2 to Form S-1**
>   **Filed April 23, 2012**
>   **File No. 333-179118**

Dear Mr. Carter:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. References to our prior comments refer to our letter dated April 10, 2012.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act ("the Act"), please disclose on your prospectus cover page that you are an emerging growth company, and revise your prospectus to provide the following additional disclosures:
     * Describe how and when a company may lose emerging growth company status;

     * A brief description of the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

     * Your election under Section 107(b) of the Act:

      o   If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the Act, include a statement that the election is irrevocable; or

      o   If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1) of the Act, provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures in MD&A.

You may disclose the extent to which you would be exempt in any event as a result of your status as a Smaller Reporting Company.

Risk Factors, page 8

2.   Your revised disclosure for prior 1 comment still fails to address our concerns. Your risk factor currently addresses the risk that your members would sell information obtained from your network to those outside your network. This discussion fails to address whether the contact information in the Introbuzz network was properly obtained and whether your members have the right to sell the contact information through your system. Please tell us if you believe you face a risk of liability for violation of privacy laws or other laws if your members sell the personal contact information of "targets," such as celebrities or other prominent individuals, through your network without the target's permission. If you do not believe that you face such a risk, tell us why. If you believe you do face this risk, revise the risk factor on page 8 to discuss it.

3.   We note your response to prior comment 2 and reissue it in part. Your revisions on page 8 still fail to address the risks associated with the fact that Mr. Carter is your sole director. Please add a risk factor that clarifies that Mr. Carter may enter into transactions that may not be the most favorable to Introbuzz and its investors due to his conflicts of interests and lack of oversight by independent directors.

4.   Your response to prior comment 5 still fails to address our concerns whether Mr. Gerwerter is exempt from the licensing requirements of NRS 645A. It remains unclear to us whether Mr. Gerwerter's involvement in the processing of your offering would be considered practice of law under the statute and would qualify for the exemption. You do not cite to any legal authority to support your analysis, except for a conclusory citation to the NRS 645A.015, which does not directly address the issue. Please provide us a detailed analysis, with sufficient legal authority, for why you believe Mr. Gerwerter may

lawfully offer escrow services in connection with an initial public offering without complying with NRS 645A. Otherwise, please add a risk factor clarifying the risks that this escrow arrangement may not be compliant with NRS 645A and address the differences between the protections afforded by NRS 645A and the State Bar of Nevada and the Nevada Supreme Court.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or me at (202) 551-3456 with any other questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Matthew Crispino

Matthew Crispino
Staff Attorney

cc: Via E-Mail
        Harold P. Gerwerter, Esq.